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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 001-32240

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH PAPER RETIREMENT CONTRIBUTION PLAN

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH PAPER, INC.
3460 Preston Ridge Road
Suite 600
Alpharetta, Georgia 30005

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

  Statements of Net Assets Available for Plan Benefits, as of December 31, 2004.

  Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2004.

  Supplemental Schedule I—Schedule of Assets Held for Investment Purposes at End of Year

  Supplemental Schedule II—Schedule of Reportable Transactions

NEENAH PAPER RETIREMENT CONTRIBUTION PLAN

Financial Statements as of and for the
period ended December 31, 2004

NEENAH PAPER RETIREMENT CONTRIBUTION PLAN

Table of Contents

Pages
Financial Statements
Statements of Net Assets Available for Plan Benefits	1
Statement of Changes in Net Assets Available for Plan Benefits	2
Notes to Financial Statements	3
Supplemental Schedules
Schedule of Assets Held for Investment Purposes at End of Year	5
Schedule of Reportable Transactions	6
Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Vanguard Fiduciary Trust Company

Certification Statement For Neenah Paper Retirement Contribution Plan

March 23, 2005

Vanguard Fiduciary Trust Company hereby certifies that the accompanying financial statements and supplementary information for Neenah Paper Retirement Contribution Plan for the period ended December 31, 2004*, furnished pursuant to 29-CFR 2520.103-5(c), are complete and accurate.

/s/ FRANCINE JACOBY Francine Jacoby, Authorized Signer

*The period covered by these financial statements is December 1, 2004 through December 31, 2004

NEENAH PAPER RETIREMENT CONTRIBUTION PLAN

Statement of Net Assets Available for Benefits

		As of December 31, 2004
Investments, at fair value
Registered investment companies:
Vanguard 500 Index Fund Investor Shares	*	$572,867.26
Vanguard Growth Index Fund Investor Shares	*	365,844.15
Vanguard LifeStrategy Conservative Growth Fund		256.70
Vanguard LifeStrategy Growth Fund	*	299,143.77
Vanguard LifeStrategy Moderate Growth Fund		172,743.14
Vanguard Small-Cap Index Fund Investor Shares		178,987.93
Vanguard Total Bond Market Index Fund	*	219,852.84
Vanguard Total International Stock Index Fund		175,175.04
Vanguard Value Index Fund Investor Shares		187,121.41

		2,171,992.24
Vanguard Retirement Savings Trust	*	1,117,800.10
K-C Company Stock	*	792,899.68
N-P Company Stock		21,217.18
Vanguard brokerage option:
Common corporate stock		49,961.98
Registered investment companies		3,221.90

		53,183.88

Total investments		4,157,093.08

Receivables
Employer contributions		104,593.60

NET ASSETS AVAILABLE FOR BENEFITS		$4,261,686.68

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

NEENAH PAPER RETIREMENT CONTRIBUTION PLAN

Statement of Changes in Net Assets Available for Benefits

Period Ended December 31, 2004
ADDITIONS
Investment income:
Interest and dividend income, investments	$23,763.67
Net appreciation (depreciation) in fair value of investments	46,356.47

70,120.14

Contributions:
Employer	180,187.14

Asset transfers in	4,011,379.40

Total additions	4,261,686.68

Net increase (decrease)	4,261,686.68
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of period	—

End of period	$4,261,686.68

The accompanying notes are an integral part of the financial statements.

NEENAH PAPER RETIREMENT CONTRIBUTION PLAN

Notes to Financial Statements

NOTE 1—DESCRIPTION OF PLAN

        The following description of the Neenah Paper Retirement Contribution Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        Background.    Effective as of December 1, 2004 (the "Distribution Date"), a spin-off of Neenah Paper, Inc. (the "Company"), then a subsidiary of Kimberly-Clark Corporation ("KC"), was effectuated by the distribution of Company shares to KC's shareholders. In connection with the spin-off transaction, the Company agreed to establish a plan similar to the Kimberly-Clark Corporation Retirement Contribution Plan (the "KC RCP") for the benefit of employees who were hired by the Company. Effective as of the Distribution Date, the Plan accepted a transfer of assets and liabilities from the KC RCP representing the account balances of all active employees who were hired by the Company as of the Distribution Date.

        Type of Plan.    The Plan is intended to qualify as an age-weighted profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and is to be interpreted in a manner consistent with the requirements of Code Section 401(a). The Trust related to the Plan is intended to meet the requirement for tax exemption under Code Section 501(a).

        Purpose of the Plan.    The purpose of the Plan is to permit Eligible Employees to accumulate savings for retirement.

        Effective Date.    The effective date of the Plan is December 1, 2004.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

        The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund(s) is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Equities are valued at last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices. Fixed income securities are valued using the last quoted bid price.

        Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3—RELATED PARTY TRANSACTIONS

        The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Schedule I

NEENAH PAPER RETIREMENT CONTRIBUTION PLAN

        Schedule of Assets Held for Investment Purposes at End of Year—Attachment for Schedule H, Line 4i
As of December 31, 2004

Neenah Paper Retirement Contribution Plan, EIN 20-1308307

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue	Investment Type	Cost	Current Value
* Vanguard 500 Index Inv	Registered Investment Company	$566,499.51	$572,867.26
* Vanguard Growth Index Inv	Registered Investment Company	361,966.89	365,844.15
* Vanguard LifeSt Conserv Growth	Registered Investment Company	257.13	256.70
* Vanguard LifeSt Growth Fund	Registered Investment Company	296,823.21	299,143.77
* Vanguard LifeSt Mod Growth	Registered Investment Company	172,039.87	172,743.14
* Vanguard Sm-Cap Index Inv	Registered Investment Company	176,851.60	178,987.93
* Vanguard Total Bond Mkt Index	Registered Investment Company	218,695.39	219,852.84
* Vanguard Total Int'l Stock Idx	Registered Investment Company	173,020.38	175,175.04
* Vanguard Value Index Inv	Registered Investment Company	184,046.10	187,121.41
* VGI Brokerage Option	Vanguard Brokerage Option	56,893.00	53,183.88
* Vanguard Retire Savings Trust	Common/Collective Trust	1,117,800.10	1,117,800.10
* K-C Company Stock	Company Stock Fund	704,785.96	792,899.68
* N-P Company Stock	Company Stock Fund	22,092.81	21,217.18

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$4,051,771.95	$4,157,093.08

*Party in Interest

Schedule II

NEENAH PAPER RETIREMENT CONTRIBUTION PLAN

Schedule of Reportable Transactions—Attachment for Schedule H, Line 4j
Period Ended December 31, 2004

Neenah Paper Retirement Contribution Plan, EIN 20-1308307

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	Vanguard 500 Index Inv	$569,927.84			$569,927.84
The Vanguard Group	Vanguard 500 Index Inv		$3,461.64	$3,428.33	3,461.64	$33.31
The Vanguard Group	Vanguard Growth Index Inv	383,695.01			383,695.01
The Vanguard Group	Vanguard Growth Index Inv		21,875.94	21,728.12	21,875.94	147.82
The Vanguard Group	Vanguard LifeSt Growth Fund	306,316.73			306,316.73
The Vanguard Group	Vanguard LifeSt Growth Fund		9,612.68	9,493.52	9,612.68	119.16
The Vanguard Group	Vanguard Total Bond Mkt Index	218,721.22			218,721.22
The Vanguard Group	Vanguard Total Bond Mkt Index		25.73	25.83	25.73	(0.10)
The Vanguard Group	Vanguard Retire Savings Trust	1,157,067.85			1,157,067.85
The Vanguard Group	Vanguard Retire Savings Trust		39,267.75	39,267.75	39,267.75	—
The Vanguard Group	K-C Company Stock	794,299.68			794,299.68
The Vanguard Group	K-C Company Stock		29,500.28	26,486.77	29,500.28	3,013.51

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH PAPER RETIREMENT CONTRIBUTION PLAN
By:	/s/ RICHARD F. READ Richard F. Read Member, Neenah Paper 401(k) Retirement Plan Administrative Committee

Date: June 30, 2005

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REQUIRED INFORMATION
NEENAH PAPER RETIREMENT CONTRIBUTION PLAN Table of Contents
Vanguard Fiduciary Trust Company
NEENAH PAPER RETIREMENT CONTRIBUTION PLAN Statement of Net Assets Available for Benefits
NEENAH PAPER RETIREMENT CONTRIBUTION PLAN Statement of Changes in Net Assets Available for Benefits
NEENAH PAPER RETIREMENT CONTRIBUTION PLAN Notes to Financial Statements
NEENAH PAPER RETIREMENT CONTRIBUTION PLAN
NEENAH PAPER RETIREMENT CONTRIBUTION PLAN
SIGNATURE